SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund:

Dividend Growth Trust (Registrant)

3.	Securities and Exchange Commission File No: 811-09497

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

58 Riverwalk Boulevard
Building 2, Suite A
Ridgeland, South Carolina 29936

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

John H. Lively, Esq.

The Law Offices of John H. Lively & Associates, Inc.

A member firm of the 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66224

(913) 660-0778

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

Dividend Growth Advisors, LLC

58 Riverwalk Blvd., Building 2, Suite A

Ridgeland, SC 29936

Telephone: (866) 348-4769

Huntington National Bank

41 South High Street

Columbus, OH 43215

Telephone: (614) 480-4293

Huntington Asset Services, Inc.

2960 N. Meridian Street, Suite 300

Indianapolis, IN 46208

Telephone: (888) 826-2520

Unified Financial Securities, Inc.

2960 N. Meridian Street, Suite 300

Indianapolis, IN 46208

Telephone: (888) 826-2520

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Dividend Growth Advisors, LLC

58 Riverwalk Blvd., Building 2, Suite A

Ridgeland, SC 29936

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Unified Financial Securities, Inc.

2960 N. Meridian Street, Suite 300

Indianapolis, IN 46208

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): Not Applicable

(b)	Trustee’s name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No
If Yes, state the date on which the board vote took place:
December 9, 2011
If No, explain:
	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No
If Yes, state the date on which the shareholder vote took place:
February 23, 2012
If No, explain:

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes ☐ No

a.	If Yes, list the date(s) on which the fund made those distributions:

February 27, 2012

This was a tax-free reorganization of the sole series of the Registrant, a Delaware statutory trust, into a corresponding fund of the Goldman Sachs Trust, a Delaware statutory trust (“Acquiring Trust”). The Registrant transferred all of the assets of its fund in exchange for shares of beneficial interest of the corresponding fund of the Acquiring Trust and the assumption by the fund of the Acquiring Trust of all of the liabilities of the corresponding fund of the Registrant. The Acquiring Trust then distributed shares of the corresponding fund on a pro rata basis to shareholders of the Registrant’s fund.

b.	Were the distributions made on the basis of net assets?

☒     Yes                 ☐     No

c.	Were the distributions made pro rata based on share ownership?

☒     Yes                 ☐     No

d.	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

e.	Liquidations only:

Were any distributions to shareholders made in kind?

☐     Yes                 ☐     No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐     Yes                 ☐     No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒     Yes                 ☐     No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐     Yes                 ☒     No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐     Yes                 ☒     No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐     Yes                 ☒     No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: Approximately $253,750.
(ii) Accounting expenses: Approximately $2,369.
(iii) Other expenses (list and identify separately):
Proxy Printing, Mailing, Postage and Solicitation Expenses:$96,400. Termination Fee with Fund Administrator: $105,336
Other: General Conversion Costs: $51,119.
(iv) Total expenses (sum of lines (i)-(iii) above): Approximately $508,974.
	(b)	How were those expenses allocated?

The Registrant’s fund incurred none of the expenses of the Merger. These costs were allocated between Goldman Sachs Asset Management, L.P., the Investment Adviser of the Acquiring Trust, and Dividend Assets Capital, LLC (formerly Dividend Growth Advisors, LLC), the investment adviser to the Registrant.

	(c)	Who paid the expenses?

Goldman Sachs Asset Management, L.P. paid approximately 79% of the costs incurred in connection with the carrying out of the Merger. Dividend Assets Capital, LLC (formerly Dividend Growth Advisors, LLC), the investment adviser to the Registrant paid approximately 21% of the costs associated incurred in connection with carrying out the Merger.

	(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐     Yes                 ☒     No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐     Yes                 ☒     No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐     Yes                 ☒     No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	Statethe name of the fund surviving the Merger:
Goldman Sachs Trust (Registrant)
Goldman Sachs Rising Dividend Growth Fund

	(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-05349

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
Securities Act File No. 333-178469 Form Type: N-14 Date Filed: December 13, 2011

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Dividend Growth Trust, (ii) he is the President of Dividend Growth Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

By:	/s/ C. Troy Shaver, Jr.
C. Troy Shaver, Jr.
President